EXHIBIT 97.1

TENAX THERAPEUTICS, INC.

(the “Company”)

COMPENSATION RECOVERY POLICY

1. Introduction

The Company’s Board of Directors (the “Board”) believes that it is in the best interests of the Company and its stockholders to create and maintain a culture that emphasizes integrity and accountability and that reinforces the Company’s pay-for-performance compensation philosophy. The Board has therefore adopted this policy which provides for the recoupment of certain executive compensation (“Erroneously Awarded Compensation”) in the event of an accounting restatement resulting from material noncompliance with financial reporting requirements under the federal securities laws (the “Policy”). This Policy is designed to comply with Section 10D of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the rules of the NASDAQ Stock Market.

2. Administration

This Policy shall be administered by the Board or, if so designated by the Board, the Compensation Committee, in which case references herein to the Board shall be deemed references to the Compensation Committee. Any determinations made by the Board shall be final and binding on all affected individuals.

3. Covered Executives

This Policy applies to the Company’s current and former executive officers, as determined by the Board in accordance with Section 10D of the Exchange Act and the rules of the NASDAQ Stock Market, and such other employees who may from time to time be deemed subject to the Policy by the Board (“Covered Executives”).

4. Recoupment; Accounting Restatement

In the event the Company is required to prepare an accounting restatement of its financial statements due to the Company’s material noncompliance with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period, the Board will require reasonably prompt reimbursement or forfeiture of any excess Incentive Compensation (as defined below) received by any Covered Executive during the three completed fiscal years immediately preceding the date on which the Company is required to prepare an accounting restatement.

Recoupment of Incentive Compensation pursuant to this Policy is made on a “no fault” basis, without regard to whether any misconduct occurred or any Covered Executive’s responsibility for the noncompliance that resulted in the accounting restatement.

5. Incentive Compensation

For purposes of this Policy, “Incentive Compensation” means any of the following; provided that such compensation is granted, earned, or vested based wholly or in part on the attainment of a financial reporting measure:

•	Annual bonuses and other short- and long-term cash incentives;

•	Incentive stock options;

•	Nonstatutory stock options;

•	Stock appreciation rights;

•	Dividend equivalent rights;

•	Restricted stock awards;

•	Restricted stock unit awards; and

•	Other stock or cash-based awards.

Financial reporting measures include:

•	Company stock price;

•	Total shareholder return;

•	Global revenues;

•	Net income;

•	Earnings before interest, taxes, depreciation, and amortization (“EBITDA”);

•	Adjusted global EBITDA;

•	Funds from operations;

•	Liquidity measures such as working capital or operating cash flow;

•	Return measures such as return on invested capital or return on assets; and

•	Earnings measures such as earnings per share.

This Policy applies to all Incentive Compensation received by a Covered Executive (a) after beginning service as a Covered Executive; (b) who served as a Covered Executive at any time during the performance period for the Incentive Compensation; (c) while the Company has a class of securities listed on a national securities exchange or a national securities association; and (d) during the three completed fiscal years immediately preceding the date that the Company is required to prepare an accounting restatement as described above. This Policy shall also apply to any transition period that results from a change in the Company’s fiscal year within or immediately following those three completed fiscal years, provided, however, that a transition period between the last day of the Company’s previous fiscal year and the first day of its new fiscal year that comprises a period of nine to 12 months shall be deemed a completed fiscal year. The Company’s obligation to recover Erroneously Awarded Compensation is not dependent on if or when the restated financial statements are filed with the Securities and Exchange Commission.

6. Excess Incentive Compensation: Amount Subject to Recovery

The Erroneously Awarded Compensation will be the amount of Incentive Compensation paid to the Covered Executive that exceeds the amount of Incentive Compensation that otherwise would have been received had it been determined based on the restated financial results, as determined by the Board in accordance with Rule 10D-1 of the Exchange Act and the rules of the NASDAQ Stock Market. Such amount must be computed without regard to any taxes paid.

Where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from information in an accounting restatement because the Incentive Compensation was based on stock price or shareholder return, the Board will determine the amount of Erroneously Awarded Compensation based on a reasonable estimate of the effect of the accounting restatement on the stock price or total shareholder return upon which the Incentive Compensation was paid and maintain documentation of the determination of that reasonable estimate and provide such documentation to NASDAQ.

For purposes of determining the relevant recovery period, the date that the Company is required to prepare an accounting restatement is the earlier to occur of (a) the date the Board, a committee of the Board, or the officer or officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an accounting restatement; or (b) the date a court, regulator, or other legally authorized body directs the Company to prepare an accounting restatement.

7. Method of Recoupment

The Board will determine, in its sole discretion, the method for recouping Incentive Compensation hereunder, which may include, without limitation:

(a) requiring reimbursement of cash Incentive Compensation previously paid;

(b) seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer, or other disposition of any equity-based awards;

(c) cancelling outstanding vested or unvested equity awards; and/or

(d) taking any other remedial and recovery action permitted by law, as determined by the Board.

8. No Indemnification

The Company shall not indemnify any Covered Executives against the loss of any incorrectly awarded Incentive Compensation.

9. Interpretation

The Board is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate, or advisable for the administration of this Policy. It is intended that this Policy be interpreted in a manner that is consistent with the requirements of Section 10D of the Exchange Act and any applicable rules or standards adopted by the Securities and Exchange Commission or the rules of the NASDAQ Stock Market.

10. Effective Date

This Policy shall be effective as of the date it is adopted by the Board (the “Effective Date”) and shall apply to Incentive Compensation that is approved, awarded or granted to Covered Executives on or after October 2, 2023.

11. Amendment; Termination

The Board may amend this Policy from time to time in its discretion and may terminate this Policy at any time.

12. Other Recoupment Rights

The Board intends that this Policy will be applied to the fullest extent of the law. The Board may require that any employment agreement, equity award agreement, or similar agreement entered into on or after the Effective Date shall, as a condition to the grant of any benefit thereunder, require a Covered Executive to agree to abide by the terms of this Policy. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company pursuant to the terms of any similar policy in any employment agreement, equity award agreement, or similar agreement and any other legal remedies available to the Company.

13. Impracticability

The Company shall recover Erroneously Awarded Compensation in accordance with this Policy except to the extent that the conditions of paragraphs (a), (b), or (c) below are met, and the Company’s Compensation Committee, or in the absence of such a committee, a majority of the independent directors serving on the Board, has made a determination that recovery would be impracticable.

(a) The direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered. Before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on expense of enforcement, the Company must make a reasonable attempt to recover such Erroneously Awarded Compensation, document such reasonable attempt(s) to recover, and provide that documentation to NASDAQ.

(b) Recovery would violate home country law where that law was adopted prior to November 28, 2022. Before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on violation of home country law, the Company must obtain an opinion of home country counsel, acceptable to NASDAQ, that recovery would result in such a violation, and must provide such opinion to NASDAQ.

(c) Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

14. Successors

This Policy shall be binding and enforceable against all Covered Executives and their beneficiaries, heirs, executors, administrators or other legal representatives.

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Reviewed and adopted by the Board of Directors on September 20, 2023.